October 1, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jay H. Knight

Dear Mr. Knight:

Re:       Celldonate Inc.
Amendment No. 2 to Form S-1
Filed August 26, 2009
File No. 333-159300

We have been retained by the Company and have prepared this letter in response to your communication on September 4, 2009 regarding the Company’s Amended Registration Statement on Form S-1.

Risk Factors, page 5

1.
Please include a risk factor near the beginning of this section that discloses your uncertainty regarding the state of online gambling laws and how your business plan could be materially adversely affected if your mobile games are later determined to constitute unlawful gambling activities under federal, state, or local laws.

Response:  The Company has included a risk factor as requested, which states the following:

6.  The status of online gambling laws at the federal, state/provincial and locals levels in the United States and Canada is uncertain, and a determination that any of the games in the Celldonate mobile games suite violates any of these laws or constitutes unlawful gambling activities could force us to modify our business plan, which could cause us to cease our operations.

Since gambling laws in the United States and Canada were not written with online activities in mind, there is some uncertainty regarding their effect on our products and services. Although we do not expect that the purchase and sale of our charity donations games cards will contravene any such laws, online gambling is not legally sanctioned in either country and some or all of the games in the Celldonate mobile games suite could be determined to violate gambling laws or constitute unlawful gambling activities. Such a determination could cause us to modify our business plan by, for example, restricting the distribution of certain games in the Celldonate mobile games suite to certain areas, eliminating those games from the suite entirely, or completely revising the suite to include a different set of games that do not violate any gambling laws. These modifications could adversely affect our business to the point that we are forced to cease our operations.

Selling Security Holders, page 11

2.
We note your revised disclosure in response to comment seven in our letter dated June 11, 2009, pertaining to beneficial ownership percentages.  It appears that further revision is necessary because the total amount of warrants outstanding is still being used to calculate each selling shareholder’s representative percentage.  As previously noted, under Rule 13d-3, the securities underlying the warrants held by a selling shareholder shall be deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  For example, you disclose that Caring Capital Corporation’s pre-offering percentage ownership is 18.4% (calculated by dividing 500,000 into 2,724,500 (2,291,000 shares outstanding plus 433,500 shares underlying warrants)).  However, since you disclose that Caring Capital Corporation does not beneficially own any shares underlying warrants, the correct calculation under Rule 13d-3 would actually yield 21.9% (calculated by dividing 500,000 into 2,291,000 shares.  Please revise your selling shareholders table accordingly.  Also, revise your “Security Ownership of Certain Beneficial Owners and Management” table on page 34 in response to this comment as well.

Response: The Company has revised its disclosure as requested, although it should be noted that all of the outstanding warrants expired on September 28, 2009.

Description of Business, page 19

3.
We note your revised disclosure in response to comment 10 in our letter dated June 11, 2009, pertaining to the geographic location of your target market.  Please further revise to discuss how the receipt of reward points and prizes through the charity donations game card could impact the amount of an individual’s charitable deduction under U.S. and Canada tax laws.

Response: The Company has revised its disclosure as requested to include the following paragraph:

We expect that the receipt of prizes will reduce the amount of an individual’s charitable tax deduction in the United States since charitable contributions are deductible only to the extent that the value of the donation exceeds the value of any benefit received by the donating individual, calculated according to the fair market value of the benefit. However, since we will not be able to determine in advance the value of any prizes that an individual may win by using reward points to play the games in the Celldonate mobile games suite, we anticipate that the charitable and non-profit organizations with whom we enter into agreements will issue tax receipts for the full amount of each donation, leaving the onus on the individual to make the appropriate adjustments to the value of the deduction claimed on his or her tax returns. Given the similarity of the situation in Canada, where the benefit to the individual must be below 80% of the value of the donation to qualify the excess as a charitable donation for tax purposes, we anticipate adhering to the same process. In both countries, we do not expect that the receipt of reward points alone will reduce the amount of an individual’s charitable tax deduction, as a positive reward points account balance will only provide the individual with the opportunity to use the applications in the Celldonate mobile games suite and does not guarantee that they will actually win any prizes.

Government Regulations, page 24

Gambling Laws, page 24

4.
We note your revised disclosure in the response to comment 15 in our letter dated June 11, 2009, pertaining to the various gambling regulations applicable to games of chance and games of skill.  You state that you do not expect that the purchase and sale of your charity donations games cards will contravene any laws because “this act does not, strictly speaking, involve gambling of any kind.” However, you later disclose that you intend to generate revenues from off-line game playing by charging a percentage fee for all transactions associated with the games suite (including price redemptions) and by charging a fee to retailers for advertising their products and services alongside the applications in the game suite. Therefore, please revise to explain this apparent discrepancy. Also, revise to state whether your expected compliance with gambling laws is based upon an opinion of counsel.

Response:  The Company has revised its disclosure as requested to state the following:

We do not believe that the relationship between our products and services and the revenue stream we plan to generate will give rise to any gambling-related legal issues, as the Celldonate mobile games suite will simply act as the inducement to facilitate donations to charitable and non-profit organizations while at the same time permitting individuals to receive prizes or information for playing fun, interactive games on their mobile devices. In the event that the Celldonate mobile games suite is determined to violate any federal, state or local gambling laws or constitute unlawful gambling activities, we are prepared to modify our business plan accordingly by, for example, restricting the distribution of certain games in the suite to certain areas, eliminating those games from the suite entirely, or completely revising the suite to include a different set of games that do not violate any gambling laws.

Report of Independent Registered Public Accounting Firm, page F-1

5.
We note your response to comment 21 in our letter dated June 11, 2009.  Please have your auditors revise their opinion to reference the cumulative period from August 15, 2006 (inception) to March 31, 2009.  Also, revise your financial statements and elsewhere throughout your filing to remove the presentation of the period from August 15, 2006 (inception) to March 31, 2007.  Replace this column with audited financials for the cumulative period from August 15, 2006 (inception) to March 31, 2009.

Response: The Company’s auditors have revised their opinion as requested.

*   *   *   *

The Company also wishes to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement on Form S-1;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments.

Yours truly,

Bacchus Law Corporation

Per: /s/ Penny Green
Penny Green

Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of British Columbia

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